UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Republic Restoratives Inc

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    District Of Columbia

    Date of organization
    October 28, 2013

Physical address of issuer
1369 New York Avenue, NE, Washington, DC 20002

Website of issuer
http://www.republicrestoratives.com/

Current number of employees
16

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,344,522.37	$866,152.78
Cash & Cash Equivalents	$362,852.95	$48,455.18
Accounts Receivable	$3,106.27	$2,000.47
Short-term Debt	$28,993.66	$8,848.80
Long-term Debt	$1,599,600.24	$992,298.55
Revenues/Sales	$1,319,330.34	$1,218,908.16
Cost of Goods Sold	$449,887.63	$388,468.53
Taxes Paid	-$3,000.00	-$750.00
Net Income	-$875,990.53	-$1,390,323.45

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April 1, 2020

FORM C-AR

Republic Restoratives Inc

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This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Republic Restoratives Inc, a District Of Columbia Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.republicrestoratives.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant

to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 1, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Republic Restoratives Inc (the "Company") is a District Of Columbia Corporation, formed on October 28, 2013. The Company was formerly known as Ivy City Partners LLC, Republic Restoratives LLC.

The Company is located at 1369 New York Avenue, NE, Washington, DC 20002.

The Company's website is http://www.republicrestoratives.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

We manufacture craft spirits in Washington, D.C. When possible, we utilize quality, locally-sourced materials. The business model relies on the continued growth and success of the small batch spirits movement and the underlying desire for people to know where there spirits are made and by whom.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of District Of Columbia on October 29, 2013. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

The development and commercialization of our craft spirits is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise

6

in research and development and marketing approved distilled spirits and thus may be better equipped than us. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our spirits will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are subject to governmental regulations affecting distilleries and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distillery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting room is subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting room, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Sales of a limited number of products contributed all of our historical profitability and cash flow.

A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing products or that any of our future products will be accepted in the market. Any inability on our part to stay current with beverage and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among spirit products;

• changes in consumer drinking habits, including trends away from certain categories,

• changes in consumer perception about trendy spirits products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding spirit products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

The sale of alcoholic beverages subjects us to additional regulations and potential liability.

Because we sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, state and municipal authorities where our facility is located. Alcoholic beverage control regulations require applications to state authorities. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The spirits manufacturing industry is subject to extensive federal, state and local laws and regulations. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment could also cause our compliance costs to increase and adversely affect our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We manufacture craft spirits in Washington, D.C. When possible, we utilize quality, locally-sourced materials. The business model relies on the continued growth and success of the small batch spirits movement and the underlying desire for people to know where there spirits are made and by whom.

Business Plan

The Company's first product, CIVIC Vodka, is distilled exclusively from North American corn and is finished using a proprietary charcoal-polish process for a crisp, clean finish. CIVIC is produced and bottled in Washington, D.C, and is distributed to numerous local restaurants, bars, and bottle shops. In the past year we've expanded distribution into New York and Colorado, and expect to expand to more states in the future. Additionally, we've added Borough Bourbon, Rodham Rye, Chapmans Apple Brandy, along with additional sizes and a rotating holiday product.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
CIVIC Vodka	1 L, 750 ml & 200 ml sizes	DC, MD, VA, NY, CA, CO
Ivy Room	A tasting room and cocktail bar located at the Republic Restoratives distillery	Washington, D.C.
Borough Bourbon	750 ml & 200 ml sizes	DC, MD, VA, NY, CA, CO
Rodham Rye	750 ml size	DC, MD, VA, NY, CA, CO
Chapmans Apple Brandy	750 ml size	DC, MD, VA, NY, CA, CO
American Trilogy	750ml size	DC, MD

The coming year will see additional products and further geographic expansion

The Company is self-distributing in the Washington D.C, Maryland, and Virginia and using a distributor for sales in NY, CA, and CO. Varying state laws may mandate that the Company sign with a distributor in further states where they plan to distribute their products.

Competition

The Company's primary competitors are Tito's, Bulliet .

We are a very new company and we understand that it will take time to strongly compete with the companies listed above. The point is this: the more people that are asking for and drinking craft spirits the better. We don't see our fellow craft producers as competition, we see them as part of the same team.

Customer Base

We currently distribute our product to local bars, restaurants and bottle shops. In addition, we cater to local consumers interested in craft spirts and craft cocktails at the Ivy Room, a craft cocktail and tasting room located at the distillery.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5029927		Republic Restoratives		August 31, 2016	USA

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
TTB	DSP	Right to manufacturer spirits	

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Spirits manufacturing	TTB	DSP	February 4, 2015	March 18, 2015

We are subject to extensive federal, state and local laws and regulations, including those relating to building and zoning requirements and those relating to the production and sale of alcohol. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. We are currently in compliance with all necessary laws and regulations and have all the required permits to continue our operations in Washington D.C.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1369 New York Avenue, NE, Washington, DC 20002

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Pia Carusone

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Chair, February 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Republic Restoratives, 2016 - Present

Name

Giovanna Lockhart

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member, February 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Strategy Officer, The Riveter December 2019-present
Senior Director, The Wing January 2018- October 2019

Name

Geoffrey Mina

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member, February 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Connect First, 2004-2019

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sarah Mosbacher

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Finance Director, 2016 – Present
Treasurer, February 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Finance Director, Republic Restoratives, 2016 - Present

Name

Rachel Gardner

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Secretary, February 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, Republic Restoratives, 2015 - Present

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to District Of Columbia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 16 employees in Washington D.C., United States of America.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Reg CF Notes/Bonds
Amount outstanding	103,335
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Thomas Gardener
Amount outstanding	$300,000.00
Interest rate and payment schedule	A simple interest rate of .66% per annum, payable in annual installments.
Amortization schedule	The Principal shall be paid in its entirety at the Maturity Date.
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Bank loan
Name of creditor	Eagle Bank
Amount outstanding	$409,642.17
Interest rate and payment schedule	Beginning January 4, 2016, 18 monthly consecutive interest payments, with interest calculated on the unpaid principal balances using an interest rate of 5%, followed by: 41 monthly consecutive principal and interest payments of $8,501.01 each, beginning July 4, 2017, with interest calculated on the unpaid principal balances using an interest rate of 5%; and one principal and interest payment of $335,037.23 on December 4, 2020, with the interest calculated on the unpaid principal balances using an interest rate of 5%. The estimated final payment is based on the assumption that all payments will be made exactly as scheduled.
Amortization schedule	
Describe any collateral or security	
Maturity date	December 4, 2020
Other material terms	

Type of debt	Notes
Name of creditor	Partners - Pia Carusone & Rachel Gardner
Amount outstanding	$727,168.74
Interest rate and payment schedule	A simple interest rate of the minimum interest allowable by law, payable in annual installments.
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $1,628,593.90.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	169,469	$1,038,442.00	Working capital	October 1, 2019	Rule 506(c)

Ownership

Founder and CEO, Pia Carusone, owns a minority share of the company at 51%. Cofounder Rachel Gardner owns 9%. An employee pool makes up 18% and the remaining 22% is owned by 34 individual investors.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Pia Carusone	51.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

On 11/14/2016 the Company conducted an offering pursuant to Regulation CF and raised $296,661.

Distilling and aging spirits requires a longer lead time that other food & beverage products so the business is not expected to be profitable until Year 7 according to our revised projections.

Liquidity and Capital Resources

On 11/14/2016 the Company conducted an offering pursuant to Regulation CF and raised $296,661.

The Company's additional sources of capital other than the proceeds from the Regulation CF Offering are listed above in the "Capitalization" section.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company will likely make material capital expenditures in the future but they will be dependent on production growth in the coming year.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Tom Gardner
Relationship to the Company	Father of co-founder Rachel Gardner
Total amount of money involved	$300,000.00
Benefits or compensation received by related person	Repayment of loan with interest as outlined in promissory note
Benefits or compensation received by Company	Loan
Description of the transaction	Loan
Related Person/Entity	Leanne Pittsford
Relationship to the Company	Wife of cofounder Pia Carusone
Total amount of money involved	$150,000.00
Benefits or compensation received by related person	Minimum interest allowable by law
Benefits or compensation received by Company	Loan
Description of the transaction	Loan. Repaid as of report date.

Securities

Related Person/Entity	John Carusone, III
Relationship to the Company	Brother of co-founder Pia Carusone
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	The same as all other investors in that class as per terms of note.
Benefits or compensation received by Company	50,000
Description of the transaction	Convertible note

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Pia Carusone
(Signature)

Pia Carusone
(Name)

CEO & Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Giovanna Lockhart
(Signature)

Giovanna Lockhart
(Name)

Board Member
(Title)

4/1/20
(Date)

/s/Sarah Mosbacher
(Signature)

Sarah Mosbacher
(Name)

Finance Director & Treasurer
(Title)

4/10/20
(Date)

/s/Geoffrey Mina
(Signature)

Geoffrey Mina
(Name)

Board Member
(Title)

4/10/20
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Pia Carusone, being the founder of Republic Restoratives Inc, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Pia Carusone
(Signature)

Pia Carusone
(Name)

CEO & Chairman
(Title)

4/10/20
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Republic Restoratives Distillery

BALANCE SHEET SUMMARY

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	388,681.42
Accounts Receivable	3,547.27
Other Current Assets	301,107.15
Total Current Assets	**$693,335.84**
Fixed Assets	635,414.05
Other Assets	42,041.95
TOTAL ASSETS	**$1,370,791.84**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	309.78
Credit Cards	28,993.66
Other Current Liabilities	1,599,600.24
Total Current Liabilities	**$1,628,903.68**
Long-Term Liabilities	118,923.24
Total Liabilities	**$1,747,826.92**
Equity	-377,035.08
TOTAL LIABILITIES AND EQUITY	**$1,370,791.84**

Republic Restoratives Distillery

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Ivy Room	430,245.86
Miscellaneous Income	8,042.06
Sales Ivy Room Bottles	137,342.00
Shipping, Delivery Income	1,673.58
Square Income	-196.06
Unapplied Cash Payment Income	365.00
Wholesale	741,857.90
Total Income	**$1,319,330.34**
Cost of Goods Sold	
Bar Inputs	44,027.24
Barrels	18,685.92
Bottles, Caps, Labels	148,953.24
Contract Distilling Expense	2,599.20
Excise Tax	16,105.30
Freight & Delivery	57,088.22
Merchandise for Resale	1,585.04
Packing and Shipping Materials	7,935.61
Raw Materials	152,907.86
Total Cost of Goods Sold	**$449,887.63**
GROSS PROFIT	**$869,442.71**
Expenses	
Bad Debts	377.00
Bar & Event Expenses	41,678.04
Bonds & Licenses	13,790.00
Building Maintence	28,110.67
Corporate Insurance	22,626.24
Cost of Labor	852,555.54
General & Administrative	14,734.02
Guaranteed Payments - PDC	39.21
Interest Paid	46,531.55
Marketing	145,319.12
Miscellaneous Expense	5,000.00
Office	25,699.37
Postage/Shipping	494.69
Production Equipment & Supplies	24,189.67
Professional Fees	215,396.16
Rent	168,975.08
Research & Development	1,706.06
Tax	-3,000.00
Temporary Staff	1,508.05
Tips Paid Out	-763.42

Republic Restoratives Distillery

PROFIT AND LOSS

January - December 2019

	TOTAL
Travel & Entertainment	36,634.53
Unapplied Cash Bill Payment Expense	14,817.72
Utilities	63,308.84
Total Expenses	**$1,719,728.14**
NET OPERATING INCOME	**$ -850,285.43**
Other Income	
Interest Earned	28.65
Total Other Income	**$28.65**
Other Expenses	
Reconciliation Discrepancies	-271.22
Reimbursable Expenses	45.28
Total Other Expenses	**$ -225.94**
NET OTHER INCOME	**$254.59**
NET INCOME	**$ -850,030.84**